FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 30, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1.

PRESS RELEASE
New York and Stockholm – 30 October 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

GOVERNMENT OF SENEGAL INFORMS SENTEL GSM OF INTENTIONS FOR ITS LICENSE

New York and Stockholm – 30 October, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that the government of the Republic of Senegal has informed Millicom of its intention to revoke, effective October 31, 2008, the license to provide mobile telephony services of its Sentel GSM, S.A. subsidiary in Senegal. Sentel, operating under the Tigo brand, has approximately 1.8 million active subscribers and represents less than 5% of Millicom’s world-wide revenues and less than 3% of its EBITDA for the nine months ended September 2008.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of Senegal’s Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of Sentel’s license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license, including allowing for the provision of 3G voice and data services and the extension of the duration of the license.

Sentel is held through Millicom’s Dutch subsidiary, Millicom International Operations B.V. (MIO B.V.). Sentel, MIO B.V. and Millicom remain interested in negotiating an acceptable resolution and are hopeful that an amicable solution can be reached. At the same time, Sentel and MIO B.V. are reviewing their legal options and may take legal action against the government of the Republic of Senegal if the situation is not resolved satisfactorily.

CONTACTS

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 7798 576 378
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group's mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.